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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         LITHIUM TECHNOLOGY CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    536808306
                                 (CUSIP Number)

                               J. Michael Harrison
                         Davis, Matthews & Quigley, P.C.
                      3400 Peachtree Road N.E., Suite 1400
                                Atlanta, GA 30326
                            Telephone: (404)261-3900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No 536808306
         ---------

         1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
                           Arch Hill Capital N.V.
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         2.  Check the Appropriate box if a Member of a Group (See Instructions)
              (a)...............................................................
                     (b)........................................................
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         3.  SEC Use Only.......................................................
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         4.  Source of Funds (See Instructions)    WC
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         5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e) ................................................
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         6.  Citizenship or Place of Organization........The Netherlands........

Number of           7.  Sole Voting Power..........42,990,000...................
Shares            -------------------------------------------------------------
Beneficially
Owned by            8.  Shared Voting Power.....................................
Each              -------------------------------------------------------------
Reporting
Person            9.  Sole Dispositive Power....42,990,000......................
With              -------------------------------------------------------------

                  10.  Shared Dispositive Power.................................

         11.Aggregate Amount Beneficially Owned By Each
            Reporting Person...................................42,990,000.......
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         12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)................................................
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         13.  Percent of class Represented by Amount in Row (11).......40.06%...
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         14.  Type of Reporting Person (See Instructions)
              .........CO.......................................................
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         ITEM 1.           SECURITY AND ISSUER

                           This statement on Schedule 13D relates to the Common Stock, par value $.01 per share, of Lithium Technology Corporation (the "Issuer"). The address and principal executive office of the Issuer is 5115 Campus Drive, Plymouth Meeting, PA 19462-1129

         ITEM 2.           IDENTIFY AND BACKGROUND

                           (a) This statement is being filed by Arch Hill Capital N.V. ("Reporting Person").

                                    Attached hereto and incorporated herein by
                           this reference is Schedule I, setting forth the name, citizenship, principal occupation or employment of
                           (i) each executive officer and director of Reporting Person; (ii) each person controlling the Reporting Person, and (iii) each executive officer and director of any corporation or other person ultimately in control of Reporting Person.

                           (b) The business address of the Reporting Person is Parkweg 2, 2585 JJ's - Gravenhage.

                           (c) The Reporting Person is a company engaged in venture capital investment.

                           (c)      During the past five years, neither
                                    Reporting Person nor, to the best of its knowledge, any of the persons identified on
                                    Schedule I attached hereto, has been
                                    convicted in a criminal proceeding.

                           (d)      During the past five years, neither
                                    Reporting Person, nor to the best of its knowledge, any of the persons identified on
                                    Schedule I attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (f)      Reporting Person is a Dutch corporation.

         ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                           Under a note purchase and sale agreement relating to the restructuring of the Issuer dated as of December 31, 2001, which closed on January 8, 2002, Reporting Person purchased in a private transaction $3,949,000 aggregate principal amount of promissory notes that are convertible into 39,490,000 shares of Issuer Common Stock from Ilion Technology Corporation ("Ilion"). The consideration for such sale by Ilion included all of the aggregate benefits to Ilion pursuant to a termination agreement between Ilion and Issuer whereby the existing LTC-Ilion Merger Agreement described in Item 4 was terminated and a cash payment of $800,000 was made by Reporting Person to Ilion. The cash purchase price was paid by Reporting Person out of its own working capital funds. In addition, Reporting Person made a loan to Issuer out of its own working

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                           capital funds totaling $280,000 in exchange for the
                           issuance in a private transaction of promissory notes that are convertible into 3,500,000 shares of Common Stock at $.08 per share.

         ITEM 4.           PURPOSE OF TRANSACTION

                           (a), (b), (d) and (e) As described in Item 3 above, Reporting Person purchased promissory notes from Ilion that are convertible into 39,490,000 shares of Issuer's Common Stock. At the same time, Issuer and Reporting Person entered into an interim financing agreement pursuant to which Issuer issued to Reporting Person promissory notes which are convertible into 3,500,000 shares of Issuer's Common Stock. These transactions are part of a proposed equity financing and restructuring of Issuer, a share exchange between Issuer and GAIA Akkumulatorenwerke GmbH ("GAIA") (the "Issuer-GAIA Transaction) and a termination of the existing merger agreement between Reporting Person and Issuer (the "LTC-Ilion Merger Agreement"), as more fully described in a Letter of Intent (the "LOI") entered into in December 2001 by Issuer, Reporting Person, GAIA and Ilion, as reported in Issuer's Form 8-K dated December 12, 2001. Reporting Person is the sole shareholder of GAIA. Reporting Person, Issuer and GAIA expect to complete the equity financing and share exchange during the first quarter of 2002.

                           Under the terms of the Issuer-GAIA Transaction, GAIA will become a wholly owned subsidiary of the Issuer and shares of the Issuer will be issued to the Reporting Person as the sole shareholder of GAIA. The interim financing agreement provides that the Reporting Person will advance funds to Issuer to enable Issuer to meet its operating and administrative expenses pending the closing of the proposed Issuer-GAIA Transaction. Following the Issuer-GAIA Transaction, Reporting Person will have the right to appoint one-half of the members of Issuer's Board of Directors.

                           The Reporting Person has no plans or proposals which relate to Items 4 (c) or Items 4 (f) through (j).

         ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                           (a)      As a result of the transactions described in
                                    Item 3 above, Reporting Person is the
                                    beneficial owner of 42,990,000 shares of Issuer's Common Stock, representing approximately 40% of Issuer's Common Stock.

                           (b) The shares are beneficially owned directly by Reporting Person, with Reporting Person having the sole power to vote the shares.

                           (c) Other than as described herein, Reporting Person did not effect any transaction in the Common Stock of Issuer during the past sixty days.

                           (d)      and (e) Not applicable.
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         ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                           RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                           See Item 4 above.

         ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. - -    Note Purchase and Sale Agreement, dated as of December
                  31, 2001 [Schedules omitted].

Exhibit 2 - -     Interim Financing Letter Agreement, dated as of December 31,
                  2001 [Exhibits and Schedules omitted].

Exhibit 3 - -     Form of Convertible Promissory Note issuable by Issuer to
                  Reporting Person under the Interim Financing Letter Agreement.
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2002                      ARCH HILL CAPITAL N.V.



                                              By:      /s/ H. H. Van Andel
                                                       -------------------------
                                                       H. H. Van Andel
                                                       Chief Executive Officer
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                                   SCHEDULE I

The following sets forth the name, citizenship, principal occupation or employment of (i)each executive officer and director of Reporting Person; (ii) each person controlling the Reporting Person, and (iii) each executive officer and director of any corporation or other person ultimately in control of Reporting Person.

Name & Citizenship                   Principal Occupation or Employment

Arch Hill Management B.V.            Executive Director of Reporting
 ("Management")                      Person
 (The Netherlands)

H. H. van Andel                      Executive Director of Management
 (The Netherlands)

J.K. Poort                           Executive Director of Management
 (The Netherlands)

C. van Nispen                        Non-executive Director of
 (The Netherlands)                   Reporting Person

C. van den Berg                      Non-executive Director of
(The Netherlands)                    Reporting Person

M. Freech                            Non-executive Director of
 (The Netherlands)                   Reporting Person

D. Schonis                           Non-executive Director of
 (The Netherlands)                   Reporting Person

Stichting Administratie              A Netherlands stichting holding
 Kantoor Arch Hill Capital N.V.      100% of the shares of Reporting
 (The Netherlands)                   Person for the account of investors.
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                                INDEX TO EXHIBITS

Exhibit 1. - -    Note Purchase and Sale Agreement, dated as of December
                  31, 2001 [Schedules omitted].

Exhibit 2 - -     Interim Financing Letter Agreement, dated as of December 31,
                  2001 [Exhibits and Schedules omitted].

Exhibit 3 - -     Form of Convertible Promissory Note issuable by Issuer to
                  Reporting Person under the Interim Financing Letter Agreement.